Mail Stop 3561

August 24, 2006

By Facsimile and U.S. Mail

Mr. Peter B. Oleksiak
Controller
DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

> **Re:**   **DTE Energy Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 8, 2006**
> **File No. 1-11607**

Dear Mr. Oleksiak:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DTE Energy Company Form 10-K for the Year Ended December 31, 2005

Power and Industrial Projects, page 31

1. We note your discussion in your Form 10-K of the potential phase-out of the production tax credits and the possible impact on future earnings and cash flow. We also note your impairment charge in the second quarter of 2006 relating to assets used in synfuel operations. In this regard, please show us the details of your impairment analysis that that led to the $123 million charge including any

estimates of possible future section 29 tax credits cash inflow. Specifically show us how you calculated the amount of impairment in notes receivable and why your evaluation of creditworthiness of the counter-party changed as of the second quarter of 2006 as opposed to some sooner date. Provide us an understanding of the obligator(s) on the notes receivable. We note in recording such notes receivable and sales proceeds, one of your revenue recognition criteria is that collectibility is assured. Also show us how the impairment was allocated to the individual minority interest holders and whether there was any book value of long-lived assets after the charge and whether any remaining book value of notes receivable is at risk of non-collection and/or impairment. If so, please quantify.

2. Show us how your purchased and written call strategy on crude oil acts as a hedge on the synfuel sales *proceeds*. In this regard, you may also want to quantify the extent of your hedging activities associated with reducing your exposure to increases in oil prices by providing some quantification of the extent to which synfuel sales proceeds are hedged.

3. Please tell us whether the second quarter $218 million reserve for guarantees represents a reserve for the variable component of any recorded contingent gain discussed on page 77. If so, help us understand why your valuation and analyst models that calculated the probability of refund, indicated it was probable such gain would be realized. If the guarantee relates to some other contingency, please explain. In any event, please explain in detail your rationale for booking contingent gains given the guidance in paragraph 17 of SFAS no. 5.

Results of Operations, page 36

Electric Utility, page 37

4. You enumerate reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the impact of each individual reason cited on the overall change in the line item. For example, you indicate that operation and maintenance expense decreased in 2005, however you do not quantify the extent to which income was affected by each of these reasons you provided. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Consolidated Statements of Financial Position, page 72

5. Prospectively, please classify your intangible assets separately on the face of your consolidated statement of financial position pursuant to paragraphs 42 of SFAS no. 142. In this regard, we note disclosure in note one regarding net intangible assets of $364 million as of December 31, 2005. Please also tell us where such intangible assets are currently classified.

Note 1 - Significant Accounting Policies, page 76

Net Property, Plant and Equipment, page 78

6. Prospectively, please provide the useful lives for any property, plant and equipment that are not being recovered in regulated gas or electric tariffs. We presume this type of property is what you term "non utility property". If otherwise, please explain.

Note 13 – Commitments and Contingencies, page 106

Sale of Interests in Synfuel Facilities, page 108

7. We note you reserved $218 million related to tax credits generated during *2006*. We further note your disclosure here and on page 38 of the June 30, 2006 10Q your maximum exposure of $2.2 billion. We presume you made no accrual prior to the second quarter charge. If otherwise, please advise. If so, please show us your FIN 45 analysis, in particular your consideration of paragraph 9(b) which discusses the initial measurement of a liability in connection with a guarantee associated with the sale of an asset. Tell us why the provision only relates to tax credits generated during 2006, if this was an additional concession granted, please explain.

June 30, 2006 Form 10-Q

Utility Operations, page 5

8. We note your extensive disclosure regarding the increase in high levels of past due receivables on page five and elsewhere. Please show us the analysis you performed to assure that the allowance at quarter-end was reasonable. We may have further comment.

Critical Accounting Policies – Goodwill, page 23

9. Your disclosure on page 23 suggests the goodwill associated with Power and Industrial Projects is being evaluated based on the cash flows associated with this segment. If otherwise, please explain. If so, quantify how the absence or reduction of tax credits impacts the impairment evaluation. In this regard, we note such segment also contains other non-synfuel projects. Please provide us a gauge of the relative importance of synfuels to the overall cash flows of the segment. Finally, tell us how the $41 million of goodwill arose.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at

(202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant